__________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 4

KINDER MORGAN MANAGEMENT, LLC
(Name of Issuer)
____________

Shares
(Title of Class of Securities)
____________

49455U 10 0
(CUSIP Number)

Mr. Joseph Listengart
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas  77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Patterson, L.L.P.
711 Louisiana Street, Suite 2900
Houston, Texas  77002-2781
Telephone: (713) 221-1306
Fax: (713) 221-2166
____________

January 31, 2005
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

____________

SCHEDULE 13D/A
CUSIP No.: 49455U 10 0
1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Kinder Morgan, Inc. 48-0290000
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 13,293,298
8	Shared Voting Power 0
9	Sole Dispositive Power 13,293,298
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 13,293,298
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 24.5%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D/A

      This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"), on May 25, 2001, as amended by Amendment No. 1 on September 17, 2002, Amendment No. 2 on March 27, 2003 and Amendment No. 3 on August 28, 2003 (with the Initial Statement, the "Statement"), relating to the shares (the "Shares") of Kinder Morgan Management, LLC, a Delaware limited liability company (the "Issuer").  Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration

      Item 3 of the Statement is supplemented as follows:

      On December 26, 2003, the Reporting Person disposed of 1,828,643 Shares.  The disposition was made to satisfy pre-existing contractual obligations relating to the acquisition of additional indirect interests in Colorado power plants (as disclosed in the Reporting Person's Annual Report on Form 10-K for the year ended December 31, 2003).

      On January 31, 2005, the Reporting Person sold 413,516 of the Shares it owned to Tortoise Energy Infrastructure Corporation.

      Pursuant to the quarterly distributions the Issuer makes to all holders of Shares, including the Reporting Person, the Reporting Person acquired an additional 1,244,678 Shares between August 28, 2003 and January 31, 2005.

Item 5.  Interest in Securities of the Issuer

      Item 5 of the Statement is supplemented as follows:

      As of February 1, 2005, the Reporting Person beneficially owned 13,293,298 Shares, which represent approximately 24.5% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date. The Reporting Person has sole voting and dispositive power with respect to such Shares. The persons listed on Appendix A disclaim any beneficial ownership of the Shares beneficially owned by the Reporting Person.  The Reporting Person's response in Item 3 is incorporated herein by reference.  Except as set forth on Exhibit B, other than the Issuer's quarterly distributions, none of the persons listed on Appendix A have effected any transactions in the Shares in the sixty days prior to January 31, 2005. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005	Kinder Morgan, Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart
Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

      Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Shares of each director and executive officer of the Reporting Person.  The principal address of the Reporting Person, the Issuer, Kinder Morgan G.P., Inc. ("KMGP"), which is the general partner of Kinder Morgan Energy Partners, L.P., and, unless otherwise indicated, the current business address for each individual listed below, is 500 Dallas Street, Suite 1000, Houston, Texas 77002.  Each director or executive officer listed below is a citizen of the United States and has sole voting and dispositive power over all Shares beneficially owned by him or her.  Except as set forth on Appendix B, other than pursuant to the Issuer's quarterly distributions of Shares, none of the persons listed below have effected transactions in Shares in the sixty days prior to January 31, 2005.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of January 1, 2005
Richard D. Kinder	Mr. Kinder is the Chairman of the Boards of Directors, Chief Executive Officer and President of the Reporting Person, KMGP and the Issuer.	47,379 (less than 1%)
Michael C. Morgan	Mr. Morgan is a Director of the Reporting Person. Mr. Morgan’s principal occupation is President of Portcullis Partners, L.P., a private investment partnership located in Houston, Texas.	4,339 (less than 1%)
C. Park Shaper	Mr. Shaper is the Executive Vice President and Chief Financial Officer of the Reporting Person, KMGP and the Issuer and a Director of KMGP and the Issuer.	2,534 (less than 1%)
Edward H. Austin, Jr.	Mr. Austin is a Director of the Reporting Person. Mr. Austin's principal occupation is Director and Executive Vice President of Austin, Calvert & Flavin, Inc., an investment advisory firm located in San Antonio, Texas.	0
Charles W. Battey	Mr. Battey is a Director of the Reporting Person. Mr. Battey's principal occupation is an independent consultant and active community volunteer based in Overland Park, Kansas.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of January 1, 2005
Stewart A. Bliss	Mr. Bliss is a Director of the Reporting Person. Mr. Bliss's principal occupation is an Independent Financial Consultant and Senior Business Advisor in Denver, Colorado.	0
Ted A. Gardner	Mr. Gardner is a Director of the Reporting Person. Mr. Gardner's principal occupation is private investor in Charlotte, North Carolina.	0
William J. Hybl	Mr. Hybl is a Director of the Reporting Person. Mr. Hybl's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Trustee of El Pomar Foundation, a charitable foundation located in Colorado Springs, Colorado.	0
David D. Kinder	Mr. Kinder is Vice President, Corporate Development of the Reporting Person, KMGP and the Issuer.	240[1]
Joseph Listengart	Mr. Listengart is Vice President, General Counsel and Secretary of the Reporting Person, KMGP and the Issuer.	0
Deborah A. Macdonald	Ms. Macdonald is Vice President (President, Natural Gas Pipelines) of the Reporting Person, KMGP and the Issuer.	0
Edward Randall, III	Mr. Randall is a Director of the Reporting Person. Mr. Randall's principal occupation is private investor in Houston, Texas.	0
Fayez Sarofim	Mr. Sarofim is a Director of the Reporting Person. Mr. Sarofim's principal occupation is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm located in Houston, Texas.	0
James E. Street	Mr. Street is Vice President, Human Resources and Administration of the Reporting Person, KMGP and the Issuer.	2,430 (less than 1%)
H. A. True, III	Mr. True is a Director of the Reporting Person. Mr. True's principal occupation is owner and director of the True Companies, which are involved in energy, agriculture and financing, and are located in Casper, Wyoming.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of January 1, 2005
Daniel E. Watson	Mr. Watson is Vice President (President, Retail) of the Reporting Person.	0

_____________________
1Includes 240 Shares owned by
Mr. Kinder’s son. Mr. Kinder
disclaims beneficial ownership
of the Shares

APPENDIX B

TRANSACTIONS IN SHARES IN THE SIXTY DAYS
PRIOR TO MARCH 21, 2003

      In the sixty days prior to January 31, 2005, Mr. Richard D. Kinder, effected the following transaction in the Shares. Such transaction was an open market purchase of Shares on the New York Stock Exchange on the date, in the amount and at the price per Share shown below.

Date	Amount	Price

December 3, 2004	10,000	$40.25